UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated December 18, 2015: Dynagas LNG Partners L.P. Announces LNG Carrier Acquisition from Dynagas Holding Ltd. and Management’s Intention to Recommend a Quarterly Distribution Increase to the Board of Dynagas LNG Partners L.P..

This Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2015

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS L.P. ANNOUNCES LNG CARRIER ACQUISITION FROM DYNAGAS HOLDING LTD. AND MANAGEMENT’S INTENTION TO RECOMMEND A QUARTERLY DISTRIBUTION INCREASE TO THE BOARD OF DYNAGAS LNG PARTNERS L.P.

MONACO – December 18, 2015 - Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) (NYSE: “DLNG”), an owner and operator of LNG carriers, today announced that on December 17, 2015, it has entered into an agreement with Dynagas Holding Ltd., the sponsor of the Partnership (the “Sponsor”), to purchase 100% of the ownership interests in the entity that owns and operates the Lena River, a 2013 built 155,000 cubic meter ice class liquefied natural gas carrier, and the related time charter contract with Gazprom Global LNG Limited (the “Gazprom Charter”), for an aggregate purchase price of $240.0 million.  The closing of the Lena River acquisition is expected to take place on or before December 31, 2015 and is subject to customary closing conditions.

The Lena River is currently operating under the Gazprom Charter, which has an initial term of five years and expires in October 2018.

The Partnership expects to finance the Lena River acquisition with (i) approximately $72.0 million from the net proceeds of its underwritten offering of 3,000,000 9.00% Series A Cumulative Perpetual Redeemable Preferred Units, which closed in July 2015; (ii) approximately $133.0 million from the borrowings under a new $200 million senior term loan facility with a group of lenders, with ABN Amro NV acting as agent, dated December 17, 2015 (the “$200 Million Term Loan Facility”) and (iii) approximately $35.0 million from credit financing provided by the Sponsor (the “Sponsor Credit Financing”).  In early 2016, the Partnership plans to draw down and utilize the remaining available borrowings under the $200 Million Term Loan Facility of approximately $67.0 million to repay the Sponsor Credit Financing and for working capital purposes.

The $200 Million Term Loan Facility is secured by the Lena River and the Yenisei River and is split in two equal $100.0 million tranches, each comprising of two advances of approximately $66.5 million and $33.5 million, respectively. Each tranche is repayable in 20 consecutive quarterly installments of approximately $1.56 million each, commencing three months after the drawdown of each tranche and a balloon payment of $68.8 million at maturity, in January 2021.

The Partnership estimates that the Lena River will generate approximately $86.6 million of incremental contracted revenues over its remaining minimum charter term, assuming full utilization, and approximately $24.8 million of estimated net cash from operations for the first 12 months after the closing of the acquisition.  The Board of Directors of the Partnership (the “Board”) and the Conflicts Committee of the Board have approved the Lena River acquisition.  The Conflicts Committee retained Cadwalader, Wickersham & Taft LLP as legal counsel in connection with the contemplated transaction and the Partnership has been advised by Seward & Kissel LLP.

Following the completion of the Lena River acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per common and subordinated unit of between 4% to 6%.  The proposed increase would result in a quarterly cash distribution per common and subordinated unit of between $0.4394 to $0.4479 which would become effective for the quarter ending March 31, 2016.  Assuming the distribution increase is recommended by management and approved by the Board, it will result in annualized cash distributions of between $1.76 and $1.79 per common and subordinated unit, which would represent an increase of between 21% to 23% since the Partnership’s initial public offering. Any such increase would be conditioned upon, among other things, the closing of the Lena River acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:
“We are pleased to announce the acquisition of our third LNG Carrier from our Sponsor since our initial public offering. In this short period of two years we have doubled the size of our fleet and increased our cash distributions per common and subordinated unit at a cumulative annualized level consistent with the targets we set out to achieve. In addition our contracted cash flows provide sufficient comfort to support our belief that the aforementioned proposed distributions to our unitholders are sustainable.”

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas LNG Partners consists of five LNG carriers, each of which has a carrying capacity of approximately 150,000 to 155,000 cbm.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

23, Rue Basse, 98000 Monaco

Attention: Michael Gregos

Tel. +37799996445

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters  discussed  in  this  press  release  may  constitute  forward-looking  statements.  The  Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.